Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of October 24, 2012, by and among: (i) XPO Logistics, Inc., a Delaware corporation (“XPO”); (ii) XPO Logistics, LLC, a Delaware limited liability company (“Buyer” and, together with XPO, the “XPO Companies”); (iii) Turbo Logistics, Inc., a Georgia corporation (“TLI”); (iv) Turbo Dedicated, Inc., a Georgia corporation (“TDI” and, together with TLI, the “Company”); (v) Ozburn-Hessey Logistics, LLC, a Tennessee limited liability company (“OHL”); and (vi) OHH Acquisition Corporation, a Delaware corporation (“OHH” and, together with TLI, TDI, and OHL, the “Seller Companies”). The XPO Companies and the Seller Companies are referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Company is engaged in the business of logistics and freight brokerage services (i.e., arranging for the transportation of freight, whether by truckload, less-than-truckload or otherwise) (the “Business”);

WHEREAS, OHL owns all of the issued and outstanding equity interests of the Company; and

WHEREAS, the Company desires to sell or otherwise transfer, and Buyer desires to purchase or otherwise acquire, certain rights, operations and assets associated with the Business by entering into this Agreement and the documents executed in connection herewith (the “Transaction”).

NOW, THEREFORE, in consideration of the promises and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE 1

PURCHASE AND SALE OF ASSETS

1.1 Purchased Assets. On the terms and subject to the conditions set forth in this Agreement, effective as of 12:01 a.m. Eastern time on the date of this Agreement (the “Effective Time”), except as expressly set forth in Section 1.2, the Company hereby sells, conveys, assigns, transfers and delivers to Buyer, free and clear of all Liens other than Permitted Liens, and Buyer hereby purchases and assumes from the Company, all of the Company’s right, title and interest in and to, all of its assets and property, tangible and intangible, of every kind and description (collectively, the “Purchased Assets”), used in or held for use in, the operation of the Business, primarily including, but not limited to, the following:

(a) Tangible Personal Property. All computer hardware and software, furniture, equipment, fixtures, supplies, and other tangible personal property used in the Business, as identified on Schedule 1.1(a), including all existing manuals, written warranties and other documents relating thereto, together with any rights, claims and interests arising out of maintenance or service contracts relating thereto or the breach of any express or implied warranty by the manufacturers or sellers of any such assets or any component part thereof;

(b) Accounts Receivable. All trade and other accounts receivable, credits, rights to rebates, deposits, refunds and reimbursements of the Business (“Receivables”);

(c) Contracts. All right, title and interest the Company has or may have under the Contracts set forth on Schedule 1.1(c) (the “Assumed Contracts”), including all rights to receive payment for products sold or services rendered and to receive goods and services pursuant to such Assumed Contracts, and to assert claims and to take other actions in respect of breaches, defaults and other violations thereunder;

(d) Licenses, Permits and Approvals. All right, title and interest the Company has in and to all Permits related to the Business or the Purchased Assets, including those listed on Schedule 1.1(d) (the “Assumed Permits”), to the extent such Assumed Permits are transferable;

(e) Business Information. All operating, design, test and other data and records (in each case, in whatever form or medium, including electronic media), including all books and records, current, prospective and lapsed customer and supplier lists, commercial and technical information, financial and accounting records, purchase orders and invoices, sales orders, credit and collection records, correspondence and miscellaneous records with respect to customers and supply sources, notes, sales and promotional material and data, advertising materials, cost and pricing information, business plans, reference catalogs, payroll and personnel records of the Company’s employees, employee handbooks, policies and procedures, research and development files, databases, telephone, facsimile, and e-mail addresses and listings, and all other similar property, rights and information used in the Business (other than records the Company is required by applicable federal, state, local, municipal or foreign law, ordinance, principle of common law, code, regulation, statute or treaty (collectively, “Legal Requirements”) to retain in its possession, as to which copies shall be provided to Buyer);

(f) Intellectual Property. All right, title and interest of the Company in and to the Intellectual Property related to the Business and all the goodwill associated therewith, and the right to sue for past, present and future infringements, dilution or other violation thereof, including, without limitation, the Intellectual Property identified on Schedule 1.1(f) and the exclusive right to display, prepare, reproduce, create derivative works based on and operate (as applicable) the same; and

(g) Other. Except to the extent specifically listed in Section 1.2, all other rights, property and assets, tangible or intangible, legal or equitable, contingent or indefeasible, express or implied, owned by the Company or used, directly or indirectly, in the Business, including, but not limited to, goodwill, going concern value, claims and causes of action against suppliers and claims and causes of action against customers and other third parties (whether or not previously asserted) to the extent such rights, claims and causes of action relate to the Purchased Assets, and deposits under any Assumed Contracts.

1.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the Company shall not sell, and Buyer shall not purchase or assume, any of the following assets of the Company (collectively, the “Excluded Assets”):

(a) Rights Under this Agreement. All of the Seller Companies’ rights under this Agreement and the documents executed in connection with the Transaction;

(b) Cash. All Cash of the Company;

(c) Corporate Records. All minute books of the Company and other corporate documents and records;

(d) Employee Benefits. All Plans and any assets or insurance policies related thereto; and

(e) Other. All assets of the Company listed on Schedule 1.2(e) hereto.

1.3 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, as of the Effective Time, Buyer hereby assumes, and agrees to pay, perform, and discharge, the following, and only the following, Liabilities (the “Assumed Liabilities”):

(a) all obligations of the Company with respect to accounts payable incurred in the ordinary course of the Business consistent with past practice to the extent included in the calculation of Final Working Capital;

(b) all obligations of the Company arising under the terms of the Assumed Contracts or Assumed Permits attributable to periods of time occurring after the Effective Time which do not relate to any breach, default or violation by the Company under such Assumed Contract or Assumed Permit on or prior to the Effective Time;

(c) all Liabilities attributable to periods of time occurring after the Effective Time and resulting from termination of employment with Buyer of any employee of the Company that is hired by Buyer; and

(d) all other Liabilities and obligations relating in any manner to or arising out of the Purchased Assets or the foregoing Assumed Liabilities, of whatever kind or nature, arising after the Effective Time, whether primary or secondary, direct or indirect, known or unknown, asserted or unasserted, accrued or unaccrued, absolute or contingent, liquidated or unliquidated, due or to become due, and whether contractual, statutory, or tortious, based upon any theory of successor liability or otherwise. Notwithstanding anything to the contrary contained in this Agreement or any documents executed in connection with the Transaction, and regardless of whether disclosed in the Schedules or otherwise, the Seller Companies will not assume or in any way be responsible for any Assumed Liabilities. The XPO Companies shall pay, perform, and discharge the Assumed Liabilities.

1.4 Excluded Liabilities. All Liabilities of the Seller Companies and their Affiliates other than the Assumed Liabilities, whether primary or secondary, direct or indirect, known or unknown, asserted or unasserted, accrued or unaccrued, absolute or contingent, liquidated or unliquidated, due or to become due, and whether contractual, statutory, tortious, based on any theory of successor liability, or otherwise, shall be deemed to be “Excluded Liabilities.” Notwithstanding anything to the contrary contained in this Agreement or any documents executed in connection with the Transaction, and regardless of whether disclosed in the Schedules or otherwise, the XPO Companies will not assume or in any way be responsible for any Excluded Liabilities. The Seller Companies shall pay, perform, and discharge the Excluded Liabilities.

1.5 Purchase Price. In consideration of the conveyance, transfer and assignment of all the Purchased Assets and the rights and benefits conferred herein, including the covenants of the Seller Companies set forth in Article 4, Buyer is paying to the Company the amount of Fifty Million Dollars ($50,000,000) (the “Purchase Price”). The Purchase Price shall be paid on the date hereof to the Company by wire transfer of immediately available funds as set forth on Schedule 1.5 hereto.

1.6 Working Capital Requirement.

(a) The Seller Companies hereby represent and agree that the Working Capital as of the Effective Time equals or exceeds $2,900,000 (the “Working Capital Target”). As used herein, “Working Capital” shall mean the amount by which the aggregate of the “Accounts Receivable, net” exceeds the aggregate of the “Accounts Payable, net.” “Accounts Receivable, net” shall mean all of the accounts receivable, including Accounts receivable—trade, Accounts receivable – accrued, Accounts receivable – other, Accounts receivable—intercompany, and the Allowance for doubtful accounts which are used in the Company’s balance sheet presentation of “Accounts receivable, net.” “Accounts Payable, net” shall mean the sum of Accounts Payable – Trade and Accounts Payable – Intercompany. Working Capital shall be determined in the same manner as the calculation of the Working Capital Target as set forth on Schedule 1.6(a). For the avoidance of doubt, Accounts Receivable, net, and Accounts Payable, net, shall not reflect any amounts receivable by the Company from any Affiliate of the Company, or any amounts payable by the Company to any Affiliate of the Company, respectively, except for amounts due or payable in connection with brokerage services rendered or received in the ordinary course of business.

(b) On or before the date that is 75 days following the Effective Time, XPO shall prepare a schedule setting forth XPO’s determination of Working Capital as of the Effective Time (the “Working Capital Schedule”) in accordance with the methodology shown on Schedule 1.6(a) and shall deliver the Working Capital Schedule to the Seller Companies. XPO shall make the work papers and back-up materials used in calculating the Working Capital Schedule and appropriate XPO personnel available to the Seller Companies, their accountants and other representatives in connection with their review.

(c) Within 30 days after XPO’s delivery of the Working Capital Schedule, the Seller Companies shall deliver written notice (the “Working Capital Dispute Notice”) to XPO of any dispute or objection to the Working Capital Schedule, specifying in reasonable detail any contested amounts and the basis therefor. Any amounts not disputed in the Working Capital Dispute Notice (if one is delivered) shall be deemed to be accepted by the Seller Companies as final. The Working Capital as of the Effective Time, as finally determined pursuant to Section 1.6 and Section 1.7, is referred to herein as the “Final Working Capital.”

(d) Within ten business days after the determination of the Final Working Capital:

(i) if the Working Capital Target is greater than the Final Working Capital, the Seller Companies shall be jointly and severally obligated to pay to Buyer an amount, by wire transfer of immediately available funds, equal to (A) the Working Capital Target, less (B) the Final Working Capital; or

(ii) if the Final Working Capital is greater than the Working Capital Target, Buyer shall pay to the Company an amount, by wire transfer of immediately available funds, equal to (A) the Final Working Capital, less (B) the Working Capital Target.

1.7 Disputed Amounts.

(a) If a Working Capital Dispute Notice is delivered, then the Parties shall each use their commercially reasonable efforts to resolve the dispute and negotiate with each other in good faith to reach a satisfactory resolution. If the Parties are unable to resolve any dispute set forth in a Working Capital Dispute Notice within 30 days, then any amounts remaining in dispute shall be submitted to a mutually acceptable independent, certified public accounting firm (the “Accountants”). The determination by the Accountants shall be limited to the amounts in dispute and shall not involve the Accountants’ independent review. Any determination by the Accountants shall not be outside the range defined by XPO’s and the Seller Companies’ proposed adjustments thereto and such determination shall be final, binding and non-appealable upon the Parties. The fees and expenses of the Accountants acting under this Section 1.7(a) shall be borne by Seller Companies in the proportion that the aggregate dollar amount of such disputed items submitted to the Accountants that are unsuccessfully disputed by the Seller Companies (as finally determined by the Accountants) bears to the aggregate dollar amount of such items so submitted, and the balance of such fees and expenses shall be borne by Buyer.

(b) Each of the Parties agrees that the dispute resolution provisions set forth in this Section 1.7 of this Agreement constitute the exclusive mechanism by which disputes relating to the Working Capital Schedule and payment of the amounts set forth in Section 1.6(d) shall be resolved. Accordingly, each of the Parties agrees not to sue any other Party or become a party to a lawsuit on the basis of any claims of any type relating to such matters following the Effective Time. Each of the Parties understands that any violation of this covenant not to sue will entitle the other Parties to apply for, and receive, an injunction to restrain any such violation.

1.8 Transition Services Agreement. On the date hereof, Buyer and the Selling Parties will enter into a Transition Services Agreement substantially in the form of Exhibit A attached hereto (the “TSA”).

1.9 Accounts Receivable – Intercompany. The Seller Companies shall cause all accounts receivable-intercompany included in the Final Working Capital to be paid in full consistent with past practice and in no event later than the date forty-five days after receipt of the invoice related to such account receivable.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SELLER COMPANIES

Each of the Seller Companies represents and warrants, jointly and severally, to the XPO Companies as follows:

2.1 Organization and Good Standing.

(a) Each of TLI and TDI is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia, with full power and authority to conduct its business, own the properties it owns, and execute, deliver and perform this Agreement and the other documents related thereto to which it is a party.

(b) OHL is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Tennessee, with full power and authority to conduct its business, own the properties it owns, and execute, deliver and perform this Agreement and the other documents related thereto to which it is a party.

(c) OHH is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to conduct its business, own the properties it owns, and execute, deliver and perform this Agreement and the other documents related thereto to which it is a party.

(d) Each of TLI and TDI is duly qualified or registered to do business and is in good standing as a foreign corporation in each jurisdiction in which the character of the properties owned, operated or leased by such entity, or the nature of its activities, is such that qualification or registration by such entity as a foreign entity in such jurisdiction is required by applicable Legal Requirements, except where the failure to be qualified or registered, individually or in the aggregate, would not have a Material Adverse Effect. Schedule 2.1(d) contains a list of all jurisdictions in which each of TLI and TDI is so qualified or registered or required to be so qualified or registered. The Seller Companies have delivered or made available to XPO copies of the articles of incorporation, bylaws and similar organizational documents as currently in effect and any amendment to any of the foregoing for each of TLI and TDI. Neither TLI nor TDI (i) has any subsidiaries or (ii) directly or indirectly, beneficially owns, or is a party to or bound by any Contract to acquire any capital stock of, or any other security, equity, ownership interest, debt investment, or similar interest in, any other Person. The organizational structure chart dated September 23, 2012, and provided to the XPO Companies accurately reflects the stockholders and subsidiaries of OHH.

2.2 Enforceability; Authority; No Conflict.

(a) This Agreement and the other documents delivered in connection with this Agreement (collectively, the “Ancillary Documents”) constitute the legal, valid, and binding obligations of each of the Seller Companies, enforceable against each of them in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditor’s rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Each of the Seller Companies has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and the other Ancillary Documents to which it is a party and to perform its obligations hereunder and thereunder, and such action has been duly authorized by all necessary corporate or limited action by the Seller Companies.

(b) Neither the execution and delivery of this Agreement to which any of the Seller Companies is a party nor the consummation or performance of the Transaction will, directly or indirectly (with or without notice or lapse of time), (i) contravene, violate, or conflict with any provision of any of the governing documents of the Seller Companies or any resolution adopted by their respective boards of directors or managers; (ii) afford any Person the right to challenge the Transaction or to exercise any remedy or obtain any relief under any Legal Requirements to which any of the Seller Companies may be subject; (iii) contravene, conflict with, or result in a violation or breach of any of the terms or requirements of, or give any governmental body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any material governmental authorization that is held by the Company or that otherwise relates to such entity or the Business; (iv) materially breach any provision of, or materially give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate, or modify, any Assumed Contract; (v) result in the imposition or creation of any Lien (other than Permitted Liens) upon or with respect to any of the assets of the Company; (vi) result in any Person having the right to exercise dissenter’s appraisal rights which are not waived at or prior to the Effective Time; or (vii) cause the XPO Companies to become subject to, or liable for, any Tax.

(c) Except as set forth on Schedule 2.2(c), none of the Seller Companies is required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of the Transaction.

2.3 Financial Statements; Indebtedness.

(a) The Company has delivered to XPO (i) the unaudited balance sheets and income statements for the Company for the fiscal years ended December 31, 2010 and 2011, and (ii) the interim balance sheet and income statements for the Company for the period ended September 30, 2012, copies of each of which are attached as Schedule 2.3(a)(i) (the financial statements referred to in clause (i) and clause (ii) are referred to herein as the “Financial Statements”). The balance sheet of the Company dated as of September 30, 2012 included in the Financial Statements is referred to herein as the “Current Balance Sheet.” The Financial Statements fairly present the financial position of the Company at each of the balance sheet dates and the results of operations for the periods covered thereby and, except as set forth on Schedule 2.3(a)(ii), have been prepared in accordance with GAAP. The books and records of the

Company fully and fairly reflect in all material respects all of its transactions, properties, assets and liabilities. There are no special or non-recurring items of income or expense during the periods covered by the Financial Statements except as disclosed, and the balance sheets included in the Financial Statements do not reflect any write-up or revaluation increasing the book value of any assets. The Financial Statements reflect in all material respects all adjustments necessary for a fair presentation of the financial information contained therein.

(b) Except for any indebtedness that will be paid and discharged in full by the Company on the date hereof, there is no indebtedness for borrowed money of the Company as of the date hereof.

2.4 Changes Since the Current Balance Sheet Date. Since the date of the Current Balance Sheet, there has been no Material Adverse Change and, except as set forth on Schedule 2.4, the Company has not: (a) issued, sold, pledged, disposed of or encumbered its stock of any class or entered into any merger, consolidation, exchange, or similar transaction; (b) made or obligated itself to make capital expenditures out of the ordinary course consistent with past practice or in excess of $25,000; (c) sold, leased, or transferred any material assets or its interests in the Leased Real Property other than in the ordinary course of business consistent with past practice; (d) waived, canceled, compromised, or released any rights other than in the ordinary course of business consistent with past practice; (e) made any payment in respect of its liabilities other than in the ordinary course of business consistent with past practice; (f) modified, terminated, or entered into any material Assumed Contract other than in the ordinary course of business consistent with past practice; (g) imposed, permitted to be imposed, or permitted to exist any material security interest or other Lien (other than Permitted Liens) on any of the Purchased Assets or the Leased Real Property, other than in the ordinary course of business consistent with past practice; (h) changed the compensation payable or to become payable to its employees, officers, or directors or granted any bonus, severance, or termination pay to, or entered into or modified any bonus, employment, severance, or other compensatory agreement with, any of its directors, officers or employees; (i) made any material change with respect to accounting policies or procedures or made any material adjustment to its books and records other than in the ordinary course of business consistent with past practices; (j) incurred any indebtedness for borrowed money or capitalized equipment lease obligations or made guarantees thereof; (k) delayed paying any account payable beyond the date on which it is due and payable except to the extent being contested in good faith and for which reserves determined in accordance with GAAP have been established; (l) entered into any material Contract (or series of related Contracts that together are material to the Company) relating to the Business outside the ordinary course of business or involving payments or receipts in excess of $100,000; or (m) entered into any transaction with any of the Seller Companies or any Affiliate thereof, other than (i) any brokerage services that are performed in the ordinary course of business consistent with past practice, (ii) any services performed pursuant to the TSA or (iii) any services set forth on Schedule 2.4.

2.5 Condition and Title of Assets. The Company has sole and exclusive, good and valid title to, or in the case of property held under a lease or other Contract, an enforceable leasehold interest in, or right to use, all of its properties, rights, and assets, whether real or personal and whether tangible or intangible, included in the Purchased Assets. Except as set forth on Schedule 2.5 or as covered by the TSA, the Purchased Assets comprise all of the material assets, properties, and rights of every type and description, whether real or personal, tangible or intangible, that are necessary to conduct the Business and operations of the Company in the same manner as presently conducted in all material respects. The personalty and fixed assets within the Purchased Assets are, in the aggregate, in good repair and condition in all material respects, reasonable wear and tear excepted. All of the Purchased Assets owned by the Company are owned free and clear of all Liens other than Permitted Liens and Liens relating to indebtedness that has been paid off, released and discharged in full as of the Effective Time.

2.6 Taxes. The Company has filed or caused to be filed on a timely basis all returns, reports, and other filings (collectively, “Tax Returns”) relating to all payroll, excise, sales, personal property, franchise, and other taxes, late fees, fines, or assessments (collectively, “Tax” or “Taxes”) that are or were required to be filed with respect to any period ending on or prior to the Effective Time pursuant to applicable Legal Requirements. All Tax Returns and reports filed prior to the Effective Time by the Company are true, correct, and complete in all material respects. The Company has paid, or made provision for the payment of, all Taxes that have or will become due for all periods prior to the Effective Time covered by Tax Returns or requirements of applicable Tax Legal Requirements. No claim has ever been made prior to the Effective Time or is expected to be made by any Person in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. No Person has given notice prior to the Effective Time of any alleged deficiency or assessed any additional taxes for any period for which Tax Returns have been filed, and the Company does not have any reason to believe any such notice or assessment is pending or threatened. All Taxes that the Company is or was required by Legal Requirements to withhold, deduct or collect with respect to any period ending on or prior to the Effective Time have been duly withheld, deducted and collected and, to the extent required, have been paid to the proper Person. The Company has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency of Taxes.

2.7 Compliance with Legal Requirements; Permits.

(a) Except as set forth on Schedule 2.7(a), the Company is, and at all times within the immediately preceding two years has been, in compliance in all material respects with each Legal Requirement that is or was applicable to it or to the conduct or operation of the Business or the ownership or use of any of its assets. The Company has not received, at any time within the immediately preceding two years, any written notice from any Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement.

(b) Schedule 2.7(b) sets forth a true, complete and accurate list of all material licenses, approvals, permits, or authorizations from Governmental Authorities (collectively, the “Permits”) that are required to be obtained for the business and operations of the Business. All material Permits are valid and in full force and effect, the Company is materially in compliance with the respective requirements thereof, and no proceeding is pending or, to the Seller Companies’ knowledge, threatened to revoke or amend any of them.

2.8 Legal Proceedings; Orders. Except as set forth in Schedule 2.8, there is, and at all times within the immediately preceding two years has been, no pending or, to the Seller Companies’ knowledge, there is no threatened action, claim, investigation, litigation, arbitration or other proceeding (“Legal Proceedings”), or any resulting order, judgment, award, injunction or other decree: (a) by or against the Company or that otherwise relates to or reasonably would be expected to materially affect the Business or any of the Employees or Purchased Assets; or (b) that challenges, or that would have the effect of preventing, delaying, making illegal, or otherwise interfering with, the Transaction. There are no outstanding orders, decrees, or stipulations issued by any Governmental Authority in any proceeding to which any of the Seller Companies is or was a party that have not been materially complied with or which continue to impose any obligations on the Purchased Assets.

2.9 Assumed Contracts; No Defaults.

(a) The Company has delivered or made available to Buyer accurate and complete copies, together with all amendments, supplements, side letters, exhibits, schedules, and other attachments thereto, of each of the Assumed Contracts. The Company is not subject to any material liability or payment resulting from renegotiation of amounts paid under any Assumed Contract that is not reflected in the Assumed Contract. The Company is not subject to any Contract, agreement, decree or injunction that could materially restrict the Buyer in the continued operation of the Business or the expansion thereof to other geographical areas, customers, and suppliers or lines of business, including, without limitation, any non-solicit, non-compete, non-disparagement, or similar provisions, whether under carrier, shipper, broker-to-broker, third party logistics provider-to-broker, agent, vendor or other Contract.

(b) Each Assumed Contract is in full force and effect and is valid and enforceable in accordance with its terms in all material respects (except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar Legal Requirements affecting creditors’ rights generally and by general principles of equity). No event has occurred and no circumstance exists (or upon consummation of the Transaction will exist) that to the Seller Companies’ knowledge (with or without notice or lapse of time) may contravene, conflict with, or result in a breach of, or give the Company or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Assumed Contract.

2.10 Real Property.

(a) The Company does not own any interest (other than a leasehold interest) in any real property.

(b) Schedule 2.10(b) lists and describes in reasonable detail all Leased Real Property (as defined below) and the associated leases and related documents (the “Leases”), including addresses. The Company has a valid and subsisting leasehold or subleasehold estate in, and enjoys in all material respects peaceful and undisturbed possession of, all Leased Real Property.

(c) The Leased Real Property comprises all of the real property and interests in real property used in, or otherwise related to, the Business as presently conducted.

(d) With respect to the Leased Real Property, (i) true, correct, and complete copies of the Leases have been provided or made available to Buyer, (ii) except as set forth on Schedule 2.10(d), the Company has not assigned, sublet, transferred, mortgaged, deeded in trust, or encumbered or conveyed any interest in any Leased Real Property; (iii) there is no Legal Proceeding pending against the Company, or to the Seller Companies’ knowledge threatened, against the Company or any other Person that would reasonably be expected to interfere in any material respect with the quiet enjoyment of the Leased Real Property after the Effective Time, and (iv) there is no pending dispute with the landlord of the Leased Real Property, and none of the Seller Companies has received any notice alleging breach of any of the covenants and or other obligations on the part of the Company.

(e) “Leased Real Property” means the real property, buildings, structures, improvements, fixtures, or other interest leased, subleased, licensed or occupied by the Company as tenant, subtenant, licensee, or in such similar capacity under any Lease as identified on Schedule 2.10 hereto.

2.11 Employees; Consultants; Agents.

(a) Schedule 2.11 sets forth a list of each employee currently employed by the Company (collectively, “Employees”). Schedule 2.11 further sets forth the following information (which information is accurate in all material respects) for each Employee of the Company, including each Employee on leave of absence or layoff status: name; job title; date of hiring or engagement; date of commencement of employment or engagement; current compensation paid or payable and any change in compensation since the first day of the current fiscal year; sick and vacation leave that is accrued but unused; and whether such employee is party to an employment agreement with the Company.

(b) The Company is not a party to any collective bargaining agreement relating to Employees, nor does any such agreement determine the terms and conditions of employment of any Employee. In the past two years there has not been any labor unrest or union organizing activity involving the Company, whether actual, pending or, to the Seller Companies’ knowledge, threatened.

(c) Except pursuant to the express terms of any employment agreement identified on Schedule 2.11, there are no agreements, plans, or policies that would give rise to any severance, termination, change-in-control, accrued vacation, or other similar payment to Employees as a result of the consummation of the Transaction.

(d) Except as set forth on Schedule 2.11, no Employee has notified the Seller Companies that (i) he or she intends to terminate his or her employment with the Company prior to Closing or (ii) that he or she will refuse to accept employment with the XPO Companies under any circumstances.

(e) To the Seller Companies’ knowledge, each Employee of the Company is and has been in compliance with any restrictive covenant agreements in favor of the Company.

2.12 Environment, Health and Safety.

(a) The Company and all of its predecessors and related Persons are in compliance, in all material respects, with all Legal Requirements concerning pollution or protection of the environment, all Legal Requirements concerning public health and safety, and all Legal Requirements concerning employee health and safety, including Legal Requirements relating to emissions, discharges, releases, or threatened release of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes (including petroleum and any fraction or derivative thereof) into ambient air, surface water, ground water, or lands, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or hauling of such substances (all of the foregoing of this Section 2.12, collectively, “Environmental Laws”), and within the immediately preceding two years, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure to so comply. The Company, its Affiliates, and all of their respective related Persons have obtained and been in material compliance with all of the terms and conditions of all governmental authorizations required under all Environmental Laws.

(b) The Company has no material liability (and neither the Company nor any predecessor or related Persons have handled or disposed of any substance, arranged for the disposal of any substance, exposed any employee or other individual to any substance or condition, or owned or operated any property or facility in any manner in violation of applicable Environmental Laws to the Seller Companies’ knowledge) for damage to any site, location, or body of water (surface or subsurface), for any illness of or personal injury to any employee or other individual, as a result of violation of any Environmental Laws.

2.13 Intellectual Property.

(a) The term “Intellectual Property” means all intellectual property owned or licensed (as licensor or licensee) by the Company in which the Company has a proprietary interest, including: (i) each such entity’s name, all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications (collectively, “Marks”); (ii) all patents, patent applications and inventions and discoveries that may be patentable (collectively, “Patents”); (iii) all registered and unregistered copyrights in both published works and unpublished works (collectively, “Copyrights”); (iv) all know-how, trade secrets, confidential information, proprietary information, customer lists, carrier lists and information, software, technical information, data, process technology, plans, drawings, and blue prints (collectively, “Trade Secrets”); and (v) all rights in internet web sites and internet domain names presently used by the Company (collectively, “Net Names”); provided, however, that such term shall not include (x) “off-the-shelf” or “shrink-wrap” programs or products, or other programs or products that are generally commercially available software programs that are available on customary commercial terms, or (y) operating software embedded in non-computer equipment used by the Company.

(b) Schedule 2.13 contains a complete and accurate list of all material Marks, Patents, Copyrights and Net Names, noting whether such listed Marks, Copyrights or Net Names are registered or unregistered.

(c) Except as set forth in Schedule 2.13, (i) the Intellectual Property includes all such assets and rights necessary for the operation of the Business as it is currently conducted in all material respects; (ii) the Company is the owner or licensee of all right, title and interest in and to all of the Intellectual Property, free and clear of all Liens (other than Permitted Liens); (iii) the Company has the right to use the Intellectual Property without payment to any third party (other than payments pursuant to licenses for third party Intellectual Property); (iv) all domestic Patents owned by the Company and set forth on Schedule 2.13 hereto have been registered with the United States Patent Office; (v) all Net Names have been registered in the name of the Company; and (vi) Intellectual Property is currently in compliance with all Legal Requirements in all material respects, is valid and enforceable, to the Seller Companies’ knowledge is not and has not been infringed upon, and does not infringe and has not infringed upon the rights of any other Person.

(d) The Company has good title to and the right to use the Trade Secrets owned thereby. Such Trade Secrets have not been used, divulged, or appropriated either for the benefit of any Person (other than the Seller Companies) or to the detriment of the Company and, to the Seller Companies’ knowledge, such Trade Secrets are not part of the public knowledge or literature.

(e) Upon consummation of the Transaction, the XPO Companies will obtain all rights of the Company in all material Intellectual Property owned or used by the Company, without loss or diminishment of any rights, or the imposition of any Lien (other than Liens granted by the XPO Companies).

2.14 Relationships with Related Persons. Schedule 2.14 describes any contracts, agreements and financial relationships existing during the periods covered by the Financial Statements between the Company, on the one hand, and any officer, director, shareholder or Affiliate of the Seller Companies, on the other hand. Except as set forth on Schedule 2.14, (i) all such Contracts, agreements, and relationships described are on arm’s-length terms and (ii) none of the Seller Companies, or any officer, director, shareholder or Affiliate of the Seller Companies, is currently receiving any financial benefit from any Purchased Asset.

2.15 Operation of Business. With respect to the Business: (a) TLI has at all times operated under federal property broker authority and TDI has at all times operated under SCAC TUBP, DOT 281775, and MC222074 motor carrier authority and, except as provided on Schedule 2.15 hereto, has not had any other operations that would require federal, state, or other authority to operate as a freight forwarder, motor carrier, or otherwise; (b) all shipments brokered or transported by the Company have been pursuant to written contracts with motor carriers; (c) the motor carriers to which the Company has brokered loads are independent contractors who maintain control over the planning, dispatch, route selection, vehicle operation, and delivery of each load brokered by the Company, and the Company has not controlled the method of provision of services of any such motor carrier; (c) the Company (whether through contract, instruction, incentive, penalty, or otherwise) has not required or knowingly permitted the violation of any Legal Requirement by its motor carrier counterparties, including to any such requirement concerning driver safety and fitness, vehicle speed, or route restriction; (d) the Company has not required any motor carrier to represent that its service within the customer’s delivery window will not violate any Legal Requirement; and (e) the Company has adequate procedures in place to evaluate and update its contractual counterparties for insurance coverage, operating authority, creditworthiness, safe operations and other relevant factors.

2.16 Customers. Schedule 2.16 sets forth a list of the Company’s largest 20 customers by gross revenue for the twelve months most recently ended prior to the date hereof (collectively, “Significant Customers”), together with the Employee of the Company who is most directly responsible for servicing each Significant Customer’s account. The Company has not received written or to the Company’s knowledge, any other notice from any Significant Customer that any of them intends, for any reason, to cease to do business with the Company or materially reduce the amount of business done with the Company, or to fail to do business with the XPO Companies after the Effective Time or materially reduce the amount of business done with the XPO Companies after the Effective Time (compared with the amount of business done with the Company during the most recent six calendar months), and none of the Seller Companies is aware of any reason that any of such Significant Customer may take any such action.

2.17 Receivables. All of the Receivables are valid and represent bona fide transactions and arose in the ordinary course of business.

2.18 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller Companies.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE XPO COMPANIES

XPO represents and warrants to the Seller Companies as follows:

3.1 Organization and Good Standing. Each of the XPO Companies is a corporation or limited liability company, as the case may be, duly organized, validly existing and in good standing under the laws of Delaware, with full corporate or limited liability company power and authority to conduct its business as it is now being conducted.

3.2 Enforceability; Authority; No Conflict.

(a) This Agreement and the Ancillary Documents constitute the legal, valid and binding obligations of each of the XPO Companies, enforceable against the XPO Companies in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditor’s rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Each of the XPO Companies has the necessary corporate or limited liability company power and authority to execute and deliver this Agreement and the Ancillary Documents, to perform its obligations hereunder and thereunder, and to consummate the Transaction. Each of the XPO Companies has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and the other Ancillary Documents to which it is a party and to perform its respective obligations hereunder and thereunder, and such action has been duly authorized by all necessary corporate or limited liability company action by XPO and Buyer.

(b) Neither the execution and delivery of this Agreement to which either of the XPO Companies is a party nor the consummation or performance of the Transaction by the XPO Companies will, directly or indirectly (with or without notice or lapse of time), (i) contravene, violate or conflict with any provision of any of the governing documents of the XPO Companies or any resolution adopted by their respective boards of directors or managers; (ii) contravene or conflict with or constitute a violation of any provision of any material Legal Requirement binding upon or applicable to the XPO Companies, (iii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or any loss of material benefits to the XPO Companies) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, Contract, agreement or other instrument or obligation to which the XPO Companies is a party or any of its properties or assets may be bound, or (iv) result in the creation or imposition of any Lien on the XPO Companies’ properties or assets (except as contemplated by after-acquired property clauses in security agreements and other financing documents).

3.3 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

ARTICLE 4

RESTRICTIVE COVENANTS

4.1 Non-Competition Agreements. None of the Seller Companies nor their respective Subsidiaries shall, during the period commencing at the Effective Time and ending four (4) years after the Effective Time (the “Restricted Period”), directly or indirectly, alone or as a partner, joint venturer, member or stockholder of, or lender to, any company or business, engage in or in any way provide services in relation to any Competitive Business (as defined below); provided, however, that (i) none of the Seller Companies or their Subsidiaries shall be deemed to have violated the prohibitions of this Section 4.1 merely due to the beneficial ownership of less than one percent (1%) of the shares of stock of any corporation having a class of equity securities actively traded on a national securities exchange or over-the-counter market, and (ii) for the avoidance of doubt, the restrictions in this Section 4.1 shall not apply to the current or future shareholders, members or other owners of any Seller Company (or all or substantially all of the assets thereof) in the event that any Seller Company is sold (whether through a sale of substantially all of the assets or stock of such Seller Company or a merger or similar transaction). For purposes of this Agreement, “Competitive Business” includes (i) the business of TDI as conducted prior to the Effective Time, and (ii) arranging for the transportation of freight in a manner that requires federal property broker authority or is otherwise consistent with the term freight brokerage or truck brokerage (“Brokerage”), whether provided by any individual, corporation, limited liability company, partnership, unincorporated organization, trust, joint venture or other entity that provides said services to, from or within North America. The definition of Competitive Business shall not include, nor shall the restrictions set forth in this Section 4.1 limit in any way, OHL’s Transportation Management Solutions operations, including but not limited to logistics planning, freight management solutions, and the transportation of, or arranging for the transportation of freight to, from or within North America; provided, however, that any Brokerage services offered in connection with OHL’s Transportation Management Solutions services must be outsourced to unaffiliated third parties (including the XPO Companies), on an arms length basis and may not be offered directly by the Seller Companies or any of their subsidiaries.

4.2 Non-Solicitation Agreements.

(a) During the period commencing at the Effective Time and ending three years after the Effective Time, none of the Seller Companies nor their Subsidiaries shall, directly or indirectly: (x) solicit or hire or assist any other person or entity in soliciting, hiring or engaging any person who was employed or engaged by the Company immediately prior to the Effective Time or any employee, contractor or agent of the XPO Companies following the Effective Time (collectively, “XPO Restricted Persons”) to perform services for any entity, or (y) solicit, hire or engage on behalf of itself or any other person who was an XPO Restricted Person at any time during the three month period immediately preceding such hiring or engagement; provided, however, the foregoing provisions will not prohibit (i) any public advertisement or posting or other form of general solicitations of employment not specifically directed at such XPO Restricted Person, (ii) any solicitation by a professional search or recruiting firm that has not been directed to solicit such XPO Restricted Person or (iii) employing any such XPO Restricted Person who initiates contact solely in response to any solicitation described in the foregoing clause (ii).

(b) During the period commencing at the Effective Time and ending one year after the Effective Time, neither of the XPO Companies nor their Subsidiaries shall, directly or indirectly: (x) solicit or hire or assist any other person or entity in soliciting, hiring or engaging any person who is employed or engaged by OHH or its Subsidiaries following the Effective Time (the “OHL Restricted Persons”) to perform services for any entity, or (y) solicit, hire or engage on behalf of itself or any other person any person who was an OHL Restricted Person at any time during the three-month period immediately preceding such hiring or engagement; provided, however, the foregoing provisions will not prohibit (i) any public advertisement or posting or other form of general solicitations of employment not specifically directed at such OHL Restricted Person, (ii) any solicitation by a professional search or recruiting firm that has not been directed to solicit such OHL Restricted Person or (iii) employing any such OHL Restricted Person who initiates contact solely in response to any solicitation described in the foregoing clause (ii).

4.3 No Use of Confidential Information. None of the Seller Companies nor their respective Subsidiaries shall, at any time after the Effective Time, directly or indirectly, in any way utilize or disclose any of the Company’s proprietary rights or records, including any of its customer lists or Intellectual Property, that are included in the Purchased Assets. None of the XPO Companies nor their respective Subsidiaries shall, at any time after the Effective Time, directly or indirectly, in any way utilize or disclose any of OHL or OHL’s Transportation Management’s proprietary rights or records, including any of its customer lists or Intellectual Property.

4.4 Acknowledgments Regarding Restrictive Covenants. Each of the Parties agrees and acknowledges that the restrictions contained in Section 4.1, Section 4.2 and Section 4.3 are reasonable in time, geographic area, and scope of prohibited activities and are necessary to protect the Parties after the Effective Time. If any provision of this Article 4, as applied to any party or to any circumstance, is adjudged by a court to be invalid or unenforceable, the same will in no way affect any other circumstance or the validity or enforceability of the remainder of this Agreement. If any such provision, or any part thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties hereto agree that the court making such determination shall have the power to reduce the duration and/or area of such provision, and/or to delete specific words or phrases, and in its reduced form, such provision shall then be enforceable and shall be enforced. The parties hereto agree and acknowledge that the breach of the provisions of this Article 4 will cause irreparable damage to the other Parties and upon breach of any such provision, the non-breaching party shall be entitled to injunctive relief, specific performance, or other equitable relief; provided, however, that the foregoing remedies shall in no way limit any other remedies which the non-breaching party may have (including the right to monetary damages).

ARTICLE 5

INDEMNIFICATION; REMEDIES

5.1 Indemnification.

(a) Subject to the limitations set forth in this Article 5, each of the Seller Companies hereby agrees, jointly and severally, to indemnify and hold the XPO Companies and their stockholders, directors, officers, employees and Affiliates (the “XPO Indemnified Parties”) harmless from and against the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including related investigation costs and reasonable counsel, witness, and paralegal fees and expenses) (collectively, “Obligations”) that are incurred or suffered by any of the XPO Indemnified Parties arising out of, relating to or resulting from: (i) any breach of a representation or warranty made by the Seller Companies in or pursuant to this Agreement; (ii) any breach of the covenants or agreements made by the Seller Companies in or pursuant to this Agreement; or (iii) any Excluded Liabilities (collectively, “XPO Indemnifiable Damages”).

(b) Subject to the limitations set forth in this Article 5, each of the XPO Companies hereby agrees, jointly and severally, to indemnify and hold the Seller Companies and their stockholders, directors, officers, employees and Affiliates (the “Seller Indemnified Parties”) harmless from and against the Obligations that are incurred or suffered by any of the Seller Indemnified Parties arising out of, relating to or resulting from: (i) any breach of a representation or warranty made by Buyer in or pursuant to this Agreement; (ii) any breach of the covenants or agreements made by Buyer in or pursuant to this Agreement; or (iii) any Assumed Liabilities (collectively, “Seller Indemnifiable Damages”).

5.2 Survival of Representations and Warranties. The right of the XPO Indemnified Parties to make a claim for XPO Indemnifiable Damages for breach of representations and warranties set forth herein shall survive for a period of eighteen (18) months after the Effective Time; provided, however, the XPO Indemnified Parties’ right to make claims under the representations and warranties set forth in Section 2.6 and Section 2.12 shall survive until 30 days after the expiration of the applicable statutory period of limitations and the right of an XPO Indemnified Party to make claims under the representations and warranties set forth in Sections 2.1 and 2.2 shall survive indefinitely. The right of the Seller Indemnified Parties to make a claim for Seller Indemnifiable Damages for breach of representations and warranties set forth in Article 3 shall survive indefinitely. No claim for the recovery of XPO Indemnifiable Damages for breach of a representation or warranty herein may be asserted by an XPO Indemnified Party after the applicable period has expired; provided, however, that claims for XPO Indemnifiable Damages first asserted by timely delivery of a claims notice within such period shall continue to survive until such claims have been satisfied or otherwise resolved. Notwithstanding any knowledge of facts determined or determinable by any Party by investigation or disclosures on the Schedules, the right to indemnification shall not be affected by such knowledge, investigation or disclosure and each Party shall have the right to fully rely on the representations, warranties, covenants, and agreements of the other Parties contained in this Agreement. Each representation, warranty, covenant and agreement of the Parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement.

5.3 Limitations of Liability. Notwithstanding anything in this Agreement to the contrary, the indemnification obligations and liabilities under this Agreement shall be limited as set forth below:

(a) the Seller Companies will have no liability (for indemnification or otherwise) with respect to the matters described in Section 5.1(a)(i) until the total of all XPO Indemnifiable Damages with respect to such matters exceeds $500,000 in the aggregate (the “Threshold”), and then the XPO Indemnified Parties shall be entitled to the aggregate amount of all such XPO Indemnifiable Damages in excess of the Threshold; provided, however, that this Section 5.3(a) shall not apply to claims under Sections 2.1, 2.2 and 2.6, or to claims for Seller Taxes, or to any breach of any of the Seller Companies’ representations or warranties of which any of the Seller Companies has knowledge at any time at or prior to the Effective Time;

(b) except in the case of fraud or intentional misrepresentation, the maximum liability that the Seller Companies shall have to XPO Indemnified Parties with respect to the matters described in Section 5.1(a)(i) shall not exceed, in the aggregate, $8,500,000, and the maximum liability that the XPO Companies shall have to the Seller Indemnified Parties with respect to matters described in Section 5.1(b)(i) shall not exceed, in the aggregate, $8,500,000.

(c) With respect to any third party claim subject to Section 5.4 hereof, each Party shall (and shall use commercially reasonable efforts to cause, as applicable, each XPO Indemnified Party and Seller Indemnified Party to, take all commercially reasonable actions to mitigate any material Obligations incurred or reasonably expected to be incurred by it; provided, however, that incurring more than de minimus costs (absent advancement of expenses by the other party) or taking any action contrary to such party’s best interests shall not be considered commercially reasonable;

(d) no Indemnified Party may recover Obligations more than once for any specific fact, omission or circumstance, notwithstanding the fact that such fact, omission or circumstance may constitute the breach of more than one (1) representation or warranty;

(e) in the event that an Indemnifying Party pays any amount to any Indemnified Party pursuant to Section 5.1 and it is finally determined that, pursuant to the provisions of this Article 5, such Indemnifying Party was not required to pay such amount, the applicable Indemnified Party shall, promptly following such Indemnifying Party’s request therefor, reimburse such Indemnifying Party for all such amounts paid to such Indemnified Party; and

(f) except to the extent paid by the Indemnified Party to a third party pursuant to a judgment, order, decree, penalty, assessment or ruling rendered against the Indemnified Party pursuant to a third party action, in no case shall Obligations include any incidental, consequential, indirect or special losses or damages (including, without limitation, lost profits, lost revenues and loss of business).

5.4 Procedure for Indemnification – Third Party Claims.

(a) Promptly after receipt by a Party entitled to indemnification under this Article 5 (an “Indemnified Party”) of notice of the commencement of any claim or proceeding against it by a third party for which it is entitled to indemnification under this Article 5 (an “Indemnity Claim”), such Indemnified Party shall, if an Indemnity Claim is to be made with respect thereto against a Party obligated to provide indemnification pursuant to this Article 5 (the “Indemnifying Party”), promptly give written notice to such Indemnifying Party of the commencement of such Indemnity Claim (the “Dispute Notice”), but any delay in notifying such Indemnifying Party will not relieve such Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that such Indemnifying Party demonstrates that the defense of such action is materially prejudiced by the Indemnified Party’s delay in giving such notice.

(b) If an Indemnified Party asserts an Indemnity Claim, the Indemnifying Party shall have the right to participate in the defense of any proceeding in connection with such Indemnity Claim at its expense unless the Indemnifying Party is also a person against whom the Indemnity Claim is made and the Indemnified Party determines in good faith that joint representation would be inappropriate; provided, the Indemnified Party shall control such defense.

(c) The Parties will cooperate with and make available such assistance, personnel, witnesses and materials as may be reasonably requested to defend a third party claim. Each Indemnified Party shall reasonably consult and cooperate with each Indemnifying Party with a view towards mitigating Obligations, in connection with claims for which a party seeks indemnification under this Article 5.

5.5 Procedure for Indemnification – Other Claims. In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder which does not involve a third party claim and does not relate to a Dispute Notice, the Indemnified Party shall transmit to the Indemnifying Party a written notice describing in reasonable detail the nature of the claim and the basis of the Indemnified Party’s request for indemnification under this Agreement (the “Indemnity Notice”). If the Indemnifying Party does not notify the Indemnified Party within forty-five (45) days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim, the claim specified by the Indemnified Party in the Indemnity Notice shall, subject to the further provisions of this Article 5, be deemed a liability of the Indemnifying Party under this Article 5.

5.6 Indemnification as Sole Remedy. The indemnification provided for in this Article 5 shall be the sole and exclusive remedy and recourse for any matters arising out of this Agreement; provided, however, that in the case of fraud, intentional misrepresentation or willful misconduct, the applicable party shall have all remedies available at law or equity without giving effect to any of the limitations set forth in this Article 5 hereof; provided, further, that this Section 5.6 shall not limit any Party’s right to seek and obtain equitable remedies with respect to any covenant contained in this Agreement. The representations, warranties, covenants, agreements and obligations of each of the Seller Companies are joint and several.

5.7 Acknowledgements. The representations and warranties of the Seller Companies expressly set forth in Article 2 of this Agreement, and the representations and warranties of XPO expressly set forth in Article 3 of this Agreement, constitute the sole and exclusive representations and warranties made by such parties in connection with the transactions contemplated hereby. Buyer acknowledges and agrees that it has not relied on any representations or warranties whatsoever, other than the representations and warranties of the Seller Companies expressly set forth in Article 2 of this Agreement.

ARTICLE 6

CERTAIN DEFINITIONS

6.1 Defined Terms. As used herein, the following terms shall have the following meanings:

“Accountants” has the meaning as set forth in Section 1.7(a).

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or, with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

“Agreement” has the meaning as set forth in the Preamble.

“Ancillary Documents” has the meaning as set forth in Section 2.2(a).

“Assumed Contracts” has the meaning as set forth in Section 1.1(c).

“Assumed Liabilities” has the meaning as set forth in Section 1.3.

“Assumed Permits” has the meaning as set forth in Section 1.1(d).

“Brokerage” has the meaning as set forth in Section 4.1.

“Business” has the meaning as set forth in the Recitals.

“Buyer” has the meaning as set forth in the Preamble.

“Cash” means, as of any time, all cash and all cash equivalent assets of the Company (reduced by any certificates of deposit, bankers’ acceptances or other restricted cash and any outstanding checks, transfers and funds written, made or payable to or for the benefit of any Seller Company that have not yet been received or which have not cleared, but including any checks received and deposited by the Company or its Subsidiaries prior to the Effective Time), determined on a consolidated basis in accordance with GAAP; provided, however, that cash deposits under any Assumed Contracts shall be included in Purchased Assets and shall not be included in “Cash.”

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning as set forth in the Preamble.

“Competitive Business” has the meaning as set forth in Section 4.1.

“Contract” means any agreement, contract, lease, note, mortgage, indenture, loan agreement, franchise agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking, obligation, whether written or oral, express or implied.

“Copyrights” has the meaning as set forth in Section 2.13(a).

“Dispute Notice” has the meaning as set forth in Section 5.4(a).

“Effective Time” has the meaning as set forth in Section 1.1.

“Employees” has the meaning as set forth in Section 2.11(a).

“Environmental Laws” has the meaning as set forth in Section 2.12(a).

“Excluded Assets” has the meaning as set forth in Section 1.2.

“Financial Statements” has the meaning as set forth in Section 2.3(a).

“GAAP” means generally accepted accounting principles in effect from time to time in the United States as applied on a consistent basis throughout the periods indicated and reflected in the audited financial statements of Buyer’s consolidated group.

“Governmental Authority” means any nation or government, any state, regional, local, or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government.

“Indemnified Party” has the meaning as set forth in Section 5.4(a).

“Indemnifying Party” has the meaning as set forth in Section 5.4(a).

“Indemnity Claim” has the meaning as set forth in Section 5.4(a).

“Indemnity Notice” has the meaning as set forth in Section 5.5.

“Leases” has the meaning as set forth in Section 2.10(b).

“Legal Proceedings” has the meaning as set forth in Section 2.8.

“Legal Requirements” has the meaning as set forth in Section1.1(e).

“Lien” means any mortgage, pledge, security interest, encumbrance, title defect, lien or charge of any kind (including the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable law or any jurisdiction in connection with such mortgage, pledge, security interest, encumbrance, lien, or charge).

“Marks” has the meaning as set forth in Section 2.13(a).

“Material Adverse Change (or Effect)” means a change (or effect) in the financial condition, properties, assets, liabilities, rights, obligations, operations, business or prospects of the Company, taken as a whole, which change (or effect) individually or in the aggregate, is materially adverse to such condition, properties, assets, liabilities, rights, obligations, operations, business or prospects, but shall exclude any change, effect or occurrence to the extent arising or resulting from: (a) any change in general business or economic conditions, or in the industry in which the Company operates, that does not disproportionately affect the Company, taken as a whole, as compared to other Persons in such industry; (b) national or international political or social conditions, including the engagement by the United States of America in hostilities, or the occurrence of any military or terrorist attack upon the Unites States of America; (c) any changes in laws, rules, regulations, orders or other binding directives issued by any Governmental Authority that does not disproportionately affect the business, assets, liabilities, financial condition, operations or financial position of the Company, taken as a whole, as compared to other Persons in the industry in which the Company operates; or (d) the announcement or pendency of the transactions contemplated by this Agreement.

“Net Names” has the meaning as set forth in Section 2.13(a).

“Obligations” has the meaning as set forth in Section 5.1(a).

“OHH” has the meaning as set forth in the Preamble.

“OHL” has the meaning as set forth in the Preamble.

“OHL Restricted Persons” has the meaning as set forth in Section 4,2(b).

“Parties” has the meaning as set forth in the Preamble.

“Party” has the meaning as set forth in the Preamble.

“Patents” has the meaning as set forth in Section 2.13(a).

“Permits” has the meaning as set forth in Section 2.7(b).

“Permitted Liens” means (i) Liens for Taxes not yet due and payable (or the subject of an extension) or being contested in good faith by appropriate procedures and for which reserves have been established in accordance with GAAP); (ii) mechanic’s, carrier’s, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business or for amounts that are not delinquent and which are reflected in the calculation of Final Working Capital as of the Effective Time or are set forth on the Current Balance Sheet; (iii) easements, encroachments, rights of way, zoning ordinances and other similar encumbrances or minor imperfections in title affecting the Leased Real Property or third party rights which do not and could not reasonably be expected to materially impede the Business as currently conducted; (iv) Liens, if any, created as a result of any act taken by or through the XPO Companies or any of XPO’s Affiliates; (v) the right reserved to or vested in any Governmental Authority by any statutory provision; (vi) any non-exclusive license of Intellectual Property granted in the ordinary course of business or as set forth on Schedule 1.1(c).

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature.

“Plans” means employee benefit plans or similar arrangements under which the Company has or may have liability, including without limitation, all retirement, profit sharing, defined contribution, and defined benefit plans as well as any severance, vacation pay, health and welfare, post-retirement, employment, or other agreements (oral or written) relating to current or former employees or independent contractors of the Company.

“Purchase Price” has the meaning as set forth in Section 1.5.

“Purchased Assets” has the meaning as set forth in Section1.1.

“Receivables” has the meaning as set forth in Section1.1(b).

“Restricted Period” has the meaning as set forth in Section 4.1.

“Seller Companies” has the meaning as set forth in the Preamble.

“Seller Indemnifiable Damages” has the meaning as set forth in Section 5.1(b).

“Seller Indemnified Parties” has the meaning as set forth in Section 5.1(b).

“Seller Taxes” means any Taxes: (a) imposed on any of the Seller Companies for any period or with respect to any affiliated group of which any Seller Company is a member (within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or foreign law); or (b) imposed with respect to the Business or the Purchased Assets for any period (or portion of any period) ending as of or prior to the Effective Time.

“Significant Customers” has the meaning as set forth in Section 2.16.

“Subsidiary” means, with respect to any given Person, any corporation, limited liability company, partnership, or legal entity (an “Entity”) of which that Person, directly or indirectly, either acting alone or with one or more of that Person’s other Subsidiaries, owns, or has the power to vote or exercise a controlling influence with respect to, more than half of the capital stock, limited liability company membership interests, or other ownership or equity interests giving holders the right to do one or both of the following: (1) elect the board of directors, board of managers, or other governing body of that Entity, or (2) receive the net assets available for distribution upon liquidation or dissolution of that Entity after satisfying the debts and obligations of the Entity to its creditors.

“Tax” has the meaning as set forth in Section 2.6.

“Tax Returns” has the meaning as set forth in Section 2.6.

“Taxes” has the meaning as set forth in Section 2.6.

“TDI” has the meaning as set forth in the Preamble.

“Threshold” has the meaning as set forth in Section 5.3(a).

“TLI” has the meaning as set forth in the Preamble.

“Trade Secrets” has the meaning as set forth in Section 2.13(a).

“Transaction” has the meaning as set forth in the Recitals.

“TSA” has the meaning as set forth in Section 1.8.

“Working Capital Dispute Notice” has the meaning as set forth in Section 1.6(c).

“Working Capital Schedule” has the meaning as set forth in Section 1.6(b).

“Working Capital Target” has the meaning as set forth in Section 1.6 (a).

“XPO” has the meaning as set forth in the Preamble.

“XPO Companies” has the meaning as set forth in the Preamble.

“XPO Indemnifiable Damages” has the meaning as set forth in Section 5.1(a).

“XPO Indemnified Parties” has the meaning as set forth in Section 5.1(a).

“XPO Restricted Persons” has the meaning as set forth in Section 4.2(a).

ARTICLE 7

GENERAL PROVISIONS

7.1 Expenses. Except as otherwise herein expressly provided, each Party shall bear its own expenses (including without limitation fees of their respective attorneys, consultants and experts) incurred by such Party in connection with this Agreement or the consummation of the Transaction. Notwithstanding anything herein to the contrary, the Seller Companies, on the one hand, and the XPO

Companies, on the other hand, shall bear 50% of all transfer, documentary, use, stamp, registration sales and all similar Taxes and fees (including any penalties and interest) arising in connection with sale and purchase of the Purchased Assets or the Transaction, whether such Taxes are imposed on the Company or either of the XPO Companies.

7.2 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally or by recognized overnight courier service on the Party to whom notice is to be given, on receipt of confirmation of good transmission by facsimile, sent via electronic email or other form of electronic communication with proof of receipt of confirmation, or on the fourth day after mailing if mailed to the Party to whom notice is to be given by first class mail, registered or certified, return receipt requested, postage prepaid, and properly addressed as follows:

To the XPO Companies:	with a copy to:

XPO Logistics, Inc.	Scudder Law Firm, P.C., L.L.O.
Five Greenwich Office Park	411 South 13th Street, Second Floor
Greenwich, CT 06831	Lincoln, Nebraska 68508
Attn: General Counsel	Attn: Mark A. Scudder
E-mail: gordon.devens@xpologistics.com	E-mail: mscudder@scudderlaw.com

To the Seller Companies:	with a copy to:

Ozburn-Hessey Logistics, LLC	Kirkland & Ellis LLP
7101 Executive Center Dr., Suite 333	601 Lexington Avenue
Brentwood, TN 37027	New York, NY 10022
Attn: General Counsel	Attn: Michael Movsovich
E-mail: feichler@ohl.com	E-mail: michael.movsovich@kirkland.com

Any Party may change its address for notice by written notice given to the other Parties in accordance with this Section.

7.3 Further Assurances. The Parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall execute and deliver to each other such other documents, and do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the Transaction. Each of the parties hereto agrees to cooperate with the other in the preparation and filing of all forms, notifications, reports and information, if any, required or reasonably deemed advisable pursuant to any law, rule or regulation in connection with the Transaction.

7.4 Retention of and Access to Records. Buyer shall maintain copies of all of the Company’s records within the Purchased Assets for a period of at least five years after the Effective Time. Buyer also shall provide the Seller Companies reasonable access to such records, during normal business hours, to enable them to prepare financial statements or Tax Returns, deal with tax audits, or any similar and reasonable business purpose specified by the Seller Companies.

7.5 Tax Matters. The XPO Companies and the Seller Companies shall cooperate, as and to the extent reasonably requested by any other Party, in connection with the filing of Tax Returns for period prior to the Effective Time and any audit, litigation, or other proceeding with respect to Taxes. Buyer acknowledges that Buyer shall be responsible for all Taxes imposed with respect to the Business or the Purchased Assets for any period (or portion of any period) commencing after the Effective Time.

7.6 Confidentiality; Publicity. Except as may be required by law, rule, regulation, or pursuant to a stock exchange listing agreement or as otherwise permitted or expressly contemplated herein, no party hereto and none of their respective Affiliates, employees, agents, and representatives shall disclose to any third party this Agreement, the subject matter or terms hereof or any confidential information or other proprietary knowledge concerning the business or affairs of any other party which it may have acquired from such party in the course of pursuing the transactions contemplated by this Agreement without the prior written consent of the other parties hereto; provided, that any information that is otherwise publicly available, without breach of this provision, or has been obtained from a third party without a breach of such third party’s duties, shall not be deemed confidential information, and after the Effective Time XPO shall not be restricted with respect to any confidential information included within the Purchased Assets. This Agreement, the terms of the Transaction, the financial statements of the Company, and related information will be publicly disclosed by XPO in their press releases, filings with the Securities and Exchange Commission, and investor communications. The Seller Companies hereby consent to such disclosure and waive the provisions of any applicable confidentiality or similar agreement that otherwise would have prevented such disclosure. No press release or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued by any of the Seller Companies or their Affiliates without the prior written approval of XPO.

7.7 Governing Law; Forum. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware without regard to conflicts-of-laws principles that would require the application of any other law. Except as provided in Section 4.5 hereof, any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may only be brought against any of the Parties in the State or Federal courts in the State of Delaware sitting in Wilmington, Delaware, and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objections to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.

7.8 Entire Agreement. This Agreement, the Ancillary Documents and the attached Schedules contain the entire agreement among the Parties hereto and supersede all prior agreements among the Parties hereto with respect to the Transaction. All Schedules referred to herein are intended to be, and hereby are, specifically made a part of this Agreement.

7.9 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, legal representatives, and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Parties; provided, the XPO Companies may assign their rights under this Agreement to an affiliated or related entity or party, so long as XPO remains liable for performance of any of the duties of the XPO Companies contained herein.

7.10 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance therefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision there shall be automatically added as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and still be legal, valid and enforceable.

7.11 Amendments. This Agreement shall not be changed or terminated orally and no waiver of compliance with any provision or condition hereof and no consent provided for herein shall be effective unless evidenced by a written instrument duly executed by the Party to be charged therewith.

7.12 Headings. Paragraph headings herein are for convenience only and shall not affect the interpretation of any provision.

7.13 Counterparts; Electronic Delivery. This Agreement may be executed in one or more counterparts, all of which, when taken together, shall constitute one and the same instrument. Delivery of an executed copy of this Agreement by telecopy or other means of electronic communication producing a printed copy will be deemed to be an execution and delivery of this Agreement on the date of such communication by the Parties so delivering such a copy. Any Party so delivering such a copy via electronic communication shall deliver an executed original of this Agreement to the other Parties upon request.

7.14 Construction. This Agreement is the joint product of the Parties, and each provision hereof has been subject to mutual consultation, negotiation, and agreement of the Parties and shall not be construed for or against any Party hereto. The word “including” means “including without limitation.” The Parties intend that each representation, warranty, and agreement contained in this Agreement will have independent significance. If any Party has breached any representation, warranty, or agreement in any respect, the fact that there exists another representation, warranty or agreement relating to the same subject matter (regardless of the relative levels of specificity) that the Party has not breached will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or agreement. The use of the masculine, feminine, or neuter gender or the singular or plural form of words will not limit any provisions of this Agreement. A statement that an item is listed, disclosed, or described means that it is correctly listed, disclosed, or described, and a statement that a copy of an item has been delivered means a true and correct copy of the item has been delivered.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

XPO LOGISTICS, INC., a Delaware corporation

/s/ Gordon E. Devens
Name: Gordon E. Devens
Title: Senior Vice President and General Counsel

XPO LOGISTICS, LLC, a Delaware limited liability company

/s/ Gordon E. Devens
Name: Gordon E. Devens
Title: Secretary

SIGNATURE PAGE

TO

ASSET PURCHASE AGREEMENT

TURBO LOGISTICS, INC., a Georgia corporation

/s/ Frank Eichler
Name:	Frank Eichler
Title:	Secretary and General Counsel

TURBO DEDICATED, INC., a Georgia corporation

/s/ Frank Eichler
Name:	Frank Eichler
Title:	Secretary and General Counsel

OZBURN-HESSEY LOGISTICS, LLC, a Tennessee limited liability company

/s/ Frank Eichler
Name:	Frank Eichler
Title:	Secretary and General Counsel

OHH ACQUISITION CORPORATION, a Delaware corporation

/s/ Frank Eichler
Name:	Frank Eichler
Title:	General Counsel

SIGNATURE PAGE

TO

ASSET PURCHASE AGREEMENT